October 11, 2016

VIA EDGAR

Jennifer Monick, Assistant Chief Accountant

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 19, 2016

File No. 1-12002

Form 8-K

Filed July 26, 2016

File No. 1-12002

Dear Ms. Monick:

Acadia Realty Trust (the “Company”, “we” or “our”) hereby responds to the comments of the staff of the Office of Real Estate & Commodities (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated September 12, 2016. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Consolidated Operating Income to Net Operating Income – Core Portfolio, page 40

1. We note your adjustment of $34.7 million to allocate the non-controlling interest portion of consolidated NOI to such interests and that the adjustment represents approximately 26% of consolidated NOI. We also note on page F-4 that you have allocated approximately 56% of net income to non-controlling interests. Please summarize for us why the percentage allocation to non-controlling interests is so much lower in the allocation of consolidated NOI versus the corresponding result related to net income.

The Company’s Consolidated NOI of $132.4 million does not include items such as equity in earnings of unconsolidated affiliates, interest and other finance expenses, depreciation expense, general and administrative costs, or gains on dispositions of properties, which are also subject to non-controlling interests. Our Consolidated NOI includes both NOI of consolidated assets within our Core Portfolio, which are primarily 100% owned, and our Opportunity Funds (“Funds”), in which the Company owns interests ranging from approximately 20% - 25%. During 2015, the Company recognized $89.1 million of gains on dispositions of properties and $24.0 million of gains on dispositions of properties of unconsolidated affiliates, which represented 75% of consolidated net income. All of these dispositions were within the Funds. As the Company has a controlling interest in its Funds, non-controlling interests in these gains on dispositions range from 75% - 80%. Accordingly, the non-controlling interest percentage associated with net income was substantially higher than that of Consolidated NOI.

Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Investments in and Advances to Unconsolidated Joint Ventures, page F-12

2. We note you do not record the equity in earnings for your investment in Albertson’s until you receive the audited financial statements. Please tell us your basis for this policy. Within your response, please (1) clarify for us what period of Albertson’s earnings have been recorded in your financial statements for the year ended December 31, 2015, (2) tell us the amount of equity in earnings related to Albertson’s for all periods presented, and (3) clarify if you record any equity in earnings related to Albertson’s in your interim periods.

Upon receipt of this comment from the staff, we have determined that while we have been applying the appropriate accounting treatment to our investment in Albertsons (the “Investment”), we have inadvertently been using the wrong disclosure to explain the accounting measures that we have used.

The Company acquired an effective 5% ownership in the Investment upon its initial acquisition in July 2006, which was subsequently reduced to 2.5% in 2013 and 1% in 2015. The Company’s Investment is held through KLA A Markets, LLC (“KLA”), which has no other assets or liabilities other than its investment in Albertsons. The Company is one of three members in KLA and has no decision making, managerial roles or board of director rights with respect to either the Investment or KLA.

Upon its acquisition, the Company initially considered that it might be required to account for the Investment under the equity method but ultimately determined that the cost method of accounting was instead appropriate. It appears that despite using the cost method since its acquisition, the disclosure of accounting methods used with respect to the Investment continued to refer to the equity method.

In applying the cost method pursuant to Accounting Standards Codification (“ASC”) 325-20, the Company considered the following factors:

1.	The nature and significance of the investor’s investment in the investee: As discussed above, the Company has effective ownership ranging from 1-5% in the Investment. This Investment is passive in nature with all key decisions made by the management team and the board of directors, of which the Company does not have any contractual role, formal or informal.

2.	The capitalization structure of the investee: Cerberus Capital Management (“Cerberus”) is the largest investor in the Investment, with an expertise in private equity.

3.	Voting rights, veto rights and other protective and participating rights that are held by the investor: There are no special voting rights relative to the other investors. There are no veto rights, protective rights or other participating rights that would suggest that the Company has significant influence over the Investment.

4.	Participation on the investee’s board of directors, regardless of whether the right is contractual or by another means: The Company does not have any board seats and does not have influence (not even a contractual informal role) over the members of the board. 50% of the board is represented by Cerberus.

5.	Other relevant factors: There are no Company employees involved in the day-to-day management of the Investment or that have significant influence over any members of the Investment’s management team. Furthermore, the Company does not anticipate any significant transactions occurring between the Investment and the Company. Accordingly, no other factors indicate that the Company has significant influence over the Investment.

In summary, as no factors are present that would suggest that the Company has significant influence over the Investment, and its effective ownership is less than 5% as discussed in ASC 323-30-S99-1 (formerly Emerging Issues Task Force Topic D-46), the Company believes that the cost method of accounting provides the most faithful representation of the Investment. In that regard, the reference to a policy of waiting for the audited financials with respect to the Investment, which would have been the case if we were using the equity method, was erroneous and unnecessary.

The Company also considered the current disclosure and determined that the inaccurate description of the accounting methodology has not had any impact on our previously reported financial statements or on a financial statement user’s understanding or evaluation of the operations or performance of the Company. The investment has been carried at zero since 2007 and involves an ownership interest in an investment that is not part of our core real estate operations. We do not believe the disclosure inaccuracy would have materially influenced the readers of the footnotes to our financial statements. Further, we do not believe that the disclosure (or actual accounting policy) of cost vs equity method would have impacted the usefulness of our financial statements given the unique nature of the Investment (as compared to our core real estate operations).

In summary, and as noted above, we have actually reported based on the cost accounting method. Accordingly, in terms of our reported earnings, given our recorded investment value of zero (as further described below), we have recognized income upon receipt of distributions from the Investment rather than waiting for audited financial statements for the Investment. Since 2007 (approximately six months following our initial investment), we have had a zero basis in the Investment given that we received cash resulting from the sale of assets and refinancings within the Investment in excess of our initial investment, which was recorded as a reduction of cost pursuant to the cost method of accounting. Furthermore, we have no obligation to provide any additional financial support, nor have we made any incremental investments.

The Company will revise its disclosures in its prospective filings.

Form 8-K filed July 26, 2016

Exhibit 99.2

3. AFFO and AFFO before transaction costs appear to be liquidity measures and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next Financial and Operating Reporting Supplement.

The Company acknowledges the Staff’s comment and has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We will revise such measures when preparing our next Financial and Operating Reporting Supplement.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number below.

Sincerely,

/s/ John Gottfried

Senior Vice President and Chief Financial Officer

914-288-3380

Cc:	Richard Hartmann, Acadia Realty Trust

Jason Blacksberg, Esq., Acadia Realty Trust